March 14, 2007


By facsimile to (212) 909-6836 and U.S. Mail


Kevin J. Groman, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, AZ 85254

Re:	RSC Holdings Inc.
	Registration Statement on Form S-1
	Filed February 13, 2007
File No. 333-140644

Dear Mr. Groman:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

2. We may have further comment once items that are currently blank are completed, such as the capitalization table, the dilution table, and pro forma information.

3. Please update the information in your next amendment to comply with Rule 3-12 of Regulation S-X.

4. Please revise your pro forma financial information and historical financial statements to retroactively reflect the 1 for 100 stock split that occurred on November 27, 2006. We assume that you are referring to a reverse stock split. If not, please revise to clarify that it was a 100 for 1 stock split.

Prospectus` Outside Front Cover Page

5. Besides our general comment on non-Rule 430A information above, we note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities
Act.

Prospectus` Inside Front Cover Page, pages i and ii

6. Move all of this information so that it follows the summary and risk factors sections. See Item 503(c) of Regulation S-K.

7. Delete in the third paragraph on page i the qualification of statements in the prospectus about the contents of any contract, agreement, or document filed as an exhibit to the registration statement. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form. Revise the third paragraph on page 106 and the third full paragraph on page
119 for the same reason.


Summary, page 1

8. The summary is much too detailed and includes information about RSC Holdings Inc. or RSC and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of RSC and its business. In particular, delete or condense significantly "Competitive Strengths" and "Business Strategy." See Item 503(a) of Regulation S-K. To the extent that you retain disclosures of this nature, ensure that you balance it by summarizing in bullet point format significant attendant risks.

9. In the second paragraph on page 3, explain the meaning of "GPS."

Summary Historical and Unaudited Pro Forma Financial Data, page 8

10. The non-GAAP measure you refer to as EBITDA is adjusted for other income, which is not suggested by the acronym EBITDA. Please revise the title or the computation.

11. In note 2 you refer to both Adjusted EBITDA and EBITDA (as adjusted). Please revise to clarify whether these refer to the same measure. If not, please define EBITDA (as adjusted).

We may not be able to generate sufficient cash to service all of our debt..., page 22

12. Quantify the amount of cash required to service all of RSC`s debt during the next 12 months. Alternatively, provide cross reference to the table on page 60.

Recent Transactions, page 31

13. Please provide us additional information to help us understand the appropriateness of your application of leveraged recapitalization accounting with no step-up in basis to the recapitalization agreement dated October 6, 2006.

Recent Sales of Unregistered Securities, page 33

14. Please provide us an analysis of the stock-based compensation that you granted from January 1, 2005 through the date of your response letter. Your analysis should also include any outstanding instruments to which you are applying variable accounting. Tell us how you determined the fair value of your common stock at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated initial public offering or IPO price range.

Use of Proceeds, page 34

15. Since RSC intends to use a portion of the net proceeds to repay
existing indebtedness, state the indebtedness` interest rate and maturity. Further, if the indebtedness was incurred within one year, describe the use of the indebtedness` proceeds other than short term
borrowings used for working capital.  See instruction 4 to Item
504
of Regulation S-K.

Dilution, page 37

16. We note the statement that the discussion and tables assume no exercise of outstanding stock options. The requirement for including shares subject to options in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons "have the right to acquire." See Item 506 of Regulation S-K.
Please revise as necessary to include any options held by directors, officers, promoters, and affiliated persons.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
38

17. In note 6 you indicate that transactions costs include one-time fees and expenses related to the consummation of the recapitalization. Nonrecurring charges directly attributable to the transaction should be disclosed in a note and included as a pro forma adjustment to your balance sheet, but they should not be reflected in your pro forma statement of operations. Please refer to Rules 11-02(b)(5) and (6) of Regulation S-X.

18. Please revise your pro forma balance sheet to disclose the number of shares authorized, issued, and outstanding for each class of equity on historical, pro forma, and pro forma as adjusted basis.

19. Please revise pro forma adjustment 7 to present reductions in interest expense due to extinguishment of existing debt and additions to interest expense due to new debt as separate pro forma adjustments. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For variable rate debt, please disclose the indexed rate (LIBOR + X% or prime + X%) and how you arrived at the precise rates used in the pro forma adjustment.

20. Please provide a tabular reconciliation of the numerators and denominators used in computing historical, pro forma, and pro forma as adjusted earnings per share or EPS. Please note that you should only give pro forma effect to shares used to repurchase debt and not share proceeds that will be used for general corporate purposes. However, you should disclose the number of shares that have not been included because their proceeds will be used for general corporate purposes.

21. Please revise your presentation to show net income applicable to common shareholders. This comment also applies to the statement of income presented in your financial statements.

Selected Historical Consolidated Financial Data, page 43

22. Please present selected financial data for five full years as required by Item 301 of Regulation S-K. Please note that Item 301 does not require that selected financial data be audited.

23. Please revise note 3 to show the calculation of utilization for each period presented.

24. Please disclose how you calculate same store revenue growth. You should disclose when new stores are first included in the prior and current year data used in your computation. Please also address how closures and remodeling projects that change store size are treated.
Please also provide this disclosure in the "Summary Historical and Unaudited Pro Forma Financial Data" section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

25. In circumstances where you identify more than one business reason as contributing to a change between periods, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in your discussion of the increase in revenues in the nine months ended
September 30, 2006 compared to the same period in the prior year you should quantify the portion of the $163.8 million increase attributable to volume and the portion attributable to increased prices. Please revise your MD&A where appropriate. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

26. Please revise your discussion of expense line items, such as SG&A, to identify and quantify the underlying expenses that account for the changes between periods and the reasons for the increases or decreases in those expenses. Where practicable, please more specifically explain the improvements in cost management to which you refer.

27. Please revise your discussion of the gross margin for the sale of merchandise to more fully explain the "more targeted product mix" that contributed to the improvement between 2004 and 2005.

Contractual Obligations, page 60

28. Please revise your table of contractual obligations to include in a separate line item estimated interest payments on your debt and capital leases. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

29. Please disclose the terms of the contingent earnout notes in a note to the contractual obligations table and in the footnotes to your financial statements. Please also disclose, if true, that the contingent earnout notes are not included in the contractual obligations table.

Legal Proceedings, page 77

30. Please revise your discussion to provide each of the disclosures required by SAB Topic 5:Y, including the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Your disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Please also disclose aggregate settlement costs for silicosis claims and the related costs of administering and litigating claims. Similarly revise your footnote disclosures to your financial statements.

Board of Directors of RSC Holdings, page 82

31. Disclosure states that the board will be divided into three classes serving staggered three year terms before this offering`s completion. Revise the disclosure to reflect the board`s classification into three classes, and identify each class` members.


Compensation Discussion and Analysis, page 83

32. We note your disclosure in the last sentence of the first paragraph under "Overview." Please revise to briefly explain the key differences between North American and European compensation that you considered in developing your compensation program and philosophy.

33. We note that annual performance incentive amounts are based on the degree that results are achieved under your approved annual business plan, but you have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for
RSC to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b)
of Regulation S-K.

34. Similarly, we note that you have not disclosed the pre-established financial targets for the vesting of the incentive stock options or the items of corporate performance that are measured. Please revise the discussion of long term incentive compensation consistent with our comment above.

35. If the board or the compensation committee can exercise discretion to award the incentive bonus absent attainment of the relevant performance goal or to reduce or to increase the size of any award, please discuss this here, and include the other information contemplated by Item 402(b)(2)(vi) of Regulation S-K. We note disclosure in notes 1 and 3 to the summary compensation table on "discretionary" bonuses. This comment applies also to the board`s or committee`s ability to exercise discretion on the vesting of options.

Summary Compensation Table, page 88

36. We note that Mr. Erik Olsson has $256,407 of all other compensation, which includes perquisites and personal benefits. Each perquisite or personal benefit that exceeds the greater of $25,000 or
10% of the total amount of perquisites and personal benefits for a named executive office must be identified by type and quantified in a footnote. The footnote must describe also the methodology for computing the aggregate incremental cost of any such perquisite or personal benefit. Please see instruction 4 to Item 402(c)(2)(ix), and revise footnotes 4 and 5 as necessary.

37. We note that Mr. Erik Olsson received a relocation tax gross-up in connection with the relocation benefits described in footnote 5.
Reimbursements of taxes owed for perquisites or personal benefits are subject to separate quantification and identification as tax reimbursements, regardless of whether the associated perquisites or personal benefits meet the threshold for identification or separate quantification. Please revise footnote 5 to quantify the tax gross-up that Mr. Olsson received. Please see instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

38. Please update your grants of plan-based awards table for estimated future payments under non-equity incentive plan awards as soon as the information becomes available.

39. We note that you have included a column for grant date fair value of stock and option awards and disclosure that the per share exercise price was no less than the fair market value of one share of RSC stock on the grant date. Since you will have no closing market price for RSC common stock to make this comparison, please explain the methodology that you used to determine that the exercise price is no less than the fair market value of one share.

Certain Relationships and Related Party Transactions, page 97

40. Please disclose the information required by Items 404(b) and
(c)
of Regulation S-K.

Monitoring, Transaction and Indemnification Agreements, page 97

41. Disclose whether the transactions described in this subsection are on terms as favorable as could have been obtained from unaffiliated parties.

Agreements with ACAB, page 98

42. Please disclose the approximate dollar value involved in your transactions with ACAB.

Description of Certain Indebtedness, page 99

43. For any credit facility or other financial instrument that requires RSC to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. We note the disclosures, for example, under "Covenants" on page 100 and in section 8 of the credit agreement filed as exhibit 4.4 to the registration statement. Also state whether RSC is in compliance with the ratios and tests as of the most recent date practicable. Alternatively, provide the disclosures in MD&A, and cross reference here and in the eighth and twenty-fourth risk factors on pages 15-
16
and 23-24 to the disclosures in MD&A.

Guarantees and Ranking, page 102

44. Disclose the amount of RSC`s existing senior indebtedness with which the senior notes rank equally in right of payment as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that RSC may issue that ranks senior to the senior notes as of the latest balance sheet data in the prospectus.

Covenants, page 103

45. In the eighth bullet point, provide disclosure of the established meaning under applicable state law of the words "all or substantially all of their assets." If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on noteholders` ability to determine whether a sale of substantially all of RSC`s assets has occurred.

Common Stock, page 106

46. Indicate whether common stockholders have cumulative voting rights.

Lock-up Agreements, page 110

47. Indicate that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-up period`s expiration. We note the disclosure on page 116.

Report of Independent Registered Public Accounting Firm, page F-21

48. Please obtain a revised audit report from your independent public accountant that complies with Auditing Standard 1. In this regard, we note that the current report indicates that their audit was conducted in accordance with auditing standards generally accepted in the United States rather than the standards of the Public Company Accounting Oversight Board.

Consolidated Statement of Income, page F-3

49. Please present historical EPS on the face of your statement of income and elsewhere in your filing.

Consolidated Statements of Cash Flows, page F-4

50. Please separately present cash inflows and outflows related to your debt. See paragraph 11 of SFAS 95.

Note 1 - Organization, page F-5

Business and Basis of Presentation, page F-5

51. Please tell us why you have not included your share of retirement costs related to your current and former employees in your statement of income. Please refer to question 1 in SAB Topic 1:B.1.

52. Please disclose the methodology that you used in allocating costs. Where different methodologies were used for different costs, please identify and describe the methodology used for each cost.
Please refer to question 2 in SAB Topic 1:B.1.

Note 2 - Summary of Significant Accounting Policies, page F-6

53. Please disclose the types of expenses that you include in the cost of revenues line items and the types of expenses that you include in the selling, general and administrative expenses line item.

54. Please disclose your accounting policy for lease acquisition costs.

55. Please disclose your accounting policy for the costs of acquiring equipment to be leased.

(j) Reserve for Claims, page F-8

56. Please disclose the types of claims for which you are self-insured. If you have excess loss coverage, please disclose the levels at which such coverage begins for each type of claim. If you do not have excess loss coverage, please disclose that fact.

(p) New Accounting Pronouncements, page F-10

57. Since your registration statement will not go effective on or before November 15, 2006, please refer to footnote 5 of SAB 108. Please confirm that you have complied with these requirements, and disclose in your financial statements and elsewhere in the filing the impact of adopting SAB 108.

Note 12 - Legal and Insurance Matters, page F-39

58. Please clarify whether any losses related to silicosis claims are reasonably possible. If so, please disclose an estimate of the loss or range of loss, or state that losses are reasonably possible but not estimable. Please refer to paragraph 10 of SFAS 5.

Note 13 - Environmental Matters, page F-39

59. Please disclose the amounts of remediation costs incurred for each period presented, including any interim ones.

Exhibits

60. We note that you intend to file by amendment some exhibits, including the underwriting agreement and the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 2.1

61. Item 601(b)(2) of Regulation S-K permits the omission of schedules, provided the exhibit filed contains a list briefly identifying the contents of all omitted schedules and an agreement to furnish a copy of any omitted schedule to the Commission upon request. Indicate by footnote or otherwise that RSC will furnish a copy of any omitted schedule to the Commission upon request.

Exhibits 4.3 and 4.4

62. It appears that you may have filed these two exhibits under Item
601(b)(4) of Regulation S-K although the second-lien term loan credit agreement and the credit agreement are material contracts required to be filed under Item 601(b)(10) of Regulation S-K. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits to exhibits 4.3 and 4.4, please refile both exhibits in their entirety.

Exhibit 21.1

63. Item 601(b)(21) of Regulation S-K requires the listing of the state or other jurisdiction of incorporation or organization of each subsidiary. Please revise.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, RSC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RSC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RSC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RSC requests acceleration of the registration statement`s effectiveness, RSC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RSC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RSC may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RSC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Matthew E. Kaplan, Esq.
	Jeffrey J. Rosen, Esq.
	Debevoise & Plimpton LLP
	919 Third Avenue
	New York, NY 10022

	William B. Gannett, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005



Kevin J. Groman, Esq.
March 14, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE